Exhibit 99.84

MANAGEMENT INFORMATION CIRCULAR

The information contained in this management information circular (“Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (“EFI Shareholders”) of Energy Fuels Inc. (“EFI” or the “Corporation”) to be held at the St. Andrew’s Club & Conference Centre, Toronto, Ontario, M5H 1J9, Canada on March 6, 2013 at 2:00 pm (Toronto time) (the “Meeting”), and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of EFI. The solicitation of proxies by this Circular is being made by or on behalf of the management of EFI. The total cost of the solicitation will be borne by EFI.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy accompanying this Circular are officers and/or directors of EFI. A shareholder of EFI has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of EFI to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the proxy, inserting the name of the person to be appointed in the blank space provided in the proxy, signing the proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing, deposited at the registered office of EFI, or at the offices of Canadian Stock Transfer Company Inc. by mail at c/o CoverAll, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, up to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such instructions, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of EFI knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, EFI Common Shares owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the EFI Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, EFI has distributed copies of this Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the “Meeting Materials”) (i) directly to non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“NOBOs”), and (ii) to the clearing agencies and Intermediaries for onward distribution to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“OBOs”).

Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the OBO but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the OBO who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered owner will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered owner must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the EFI Common Shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

DISTRIBUTION OF MEETING MATERIALS TO NON-OBJECTING BENEFICIAL OWNERS

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and EFI or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, EFI (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of EFI consists of an unlimited number of EFI Common Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number Series A Preferred Shares. As of December 31, 2012, the Corporation had issued and outstanding 683,179,677 EFI Common Shares and no Preferred Shares. The Corporation made a list of all persons who are registered holders of EFI Common Shares as of the close of business on January 22, 2013 (the “Record Date”) and the number of EFI Common Shares registered in the name of each person on that date. Each EFI Shareholder as of the Record Date is entitled to one vote for each EFI Common Share registered in his or her name as it appears on the list on all matters which come before the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of December 31, 2012, no shareholder beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The EFI Board may consist of a minimum of three and a maximum of fifteen directors, who are elected annually. The EFI Board is currently composed of ten directors. One director, Mr. Sheldon Inwentash, has decided not to stand for re-election as a director, and will therefore not be nominated for re-election at the Meeting. Accordingly, the Board of Directors has determined that nine directors will be elected at the Meeting.

Shareholders will vote for the election of each individual director separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee (in an uncontested election) who receives a greater number of shares withheld from voting than shares voted in favour of his or her election is expected to tender his or her resignation to the Board of Directors, to take effect upon acceptance by the Board. The Board of Directors will, within 90 days of the shareholders’ meeting, determine whether to accept any such offer to resign. See Schedule A “Corporate Governance Disclosure – Majority Voting Policy”.

The following table provides the names of and information for the nominees for election as directors of the Corporation (the “EFI Nominees”). The persons named in the enclosed form of proxy intend to vote for the election of each of the EFI Nominees. Management does not contemplate that any of the EFI Nominees will be unable to serve as a director. All directors so elected will hold office until the next annual meeting of EFI Shareholders or until their successors are elected or appointed, unless his office is vacated earlier in accordance with the by-laws of EFI or with the provisions of the Business Corporations Act (Ontario).

Name and Municipality of Residence	Office Held	Director Since(1)	Principal Occupation, if different than Office Held	Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird(3) Ontario, Canada	Chair and Director	2006	Consultant, providing advisory services to natural resource companies	125,090
Stephen P. Antony(4) Colorado, USA	President, CEO and Director	2009	Same	504,100
Paul A. Carroll(5) Ontario, Canada	Director	2010	President of Carnarvon Capital Corporation; President & CEO of World Wide Minerals Ltd.	100,000
W. Robert Dengler Ontario, Canada(4)	Director	2012	Retired, Director of several public companies, including IAMGold and Denison Mines Corp.	416,018
Larry Goldberg Ontario, Canada(5)	Director	2012	Chief Financial Officer and Chief Operating Officer of Arcestra Inc.	Nil
Mark E. Goodman(3) (5) Ontario, Canada	Director	2010	Vice President of Dundee Corporation	Nil
Bruce D. Hansen(3) (5) Colorado, USA	Director	2007	CEO of General Moly Inc., a US based mineral company	130,000
Ron F. Hochstein(4) British Columbia, Canada	Director	2012	President and CEO of Denison Mines Corp.	1,168,443
Richard Patricio(3) Ontario, Canada	Director	2012	Vice President, Corporate and Legal Affairs of Pinetree Capital Ltd.	136,000

Notes:

(1)

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Corporation, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation.

(2)

The information as to EFI Common Shares beneficially owned or over which the directors exercise control or direction not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3)	Member of the Governance, Nominating and Compensation Committee.
(4)	Member of the Environment, Health and Safety Committee.
(5)	Member of the Audit Committee.

Information about each EFI Nominee, including present principal occupation, business or employment and the principal occupations, businesses or employments within the five preceding years, is set out below.

J. Birks Bovaird

For a majority of his career, Mr. Bovaird’s focus has been the provision and implementation of corporate financial consulting and strategic planning services. He was previously the Vice President of Corporate Finance for one of Canada’s major accounting firms. He presently is the Chair of NunaMinerals A/S, a public mining exploration and development company listed on the Copenhagen Exchange (NUNA.CO). He is a director of Noble Minerals Exploration (TSX.V:NOB) where he is Chair of the Nominating, Compensation and Governance Committee as well as a member of the Audit Committee. He is also the Chair of the Board of directors of GTA Resources and Mining Inc. He has previously been involved with numerous public resource companies, both as a member of management and as a director. He is a graduate of the Canadian Director Education Program and holds an ICD.D designation.

Stephen P. Antony

Mr. Antony is a registered professional engineer in a number of States in which the Corporation holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 33 years Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISL operation in south Texas. He joined Energy Fuels Nuclear, Inc. (EFN) in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc (PRI) as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of EFI, responsible for the daily operations of the Corporation, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and CEO of the Corporation on April 1, 2010.

Paul A. Carroll

Mr. Carroll has had a lengthy business career in the mining industry, both as a lawyer and as a director and/or officer of many mining companies. He has been engaged in the mineral exploration and mining industry in Canada, the U.S., Mexico, Central and South America, Africa, China, Russia and Kazakhstan. Mr. Carroll is President of Carnarvon Capital Corporation, a corporate management and advisory company based in Toronto, Canada. Companies with which he has been extensively involved include Dundee Corporation, a full-service investment bank, Corona Corporation where he was a member of the Executive Committee, Zemex Corporation, Royex Gold Mining Corporation, Campbell Resources Inc., Cobra Emerald Mines Ltd., Lacana Mining Corporation where he was Chair, Arcon International Resources plc where he was Chair, Tahera Corporation, World Wide Minerals Ltd. where he is President and CEO, Poco Petroleums Ltd., Mascot Gold Mines Ltd., United Keno Hill Mines Ltd., Repadre Capital Corporation (now IAMgold Corporation), Crowflight Minerals Inc., War Eagle Mining Company Inc. and Diadem Resources Ltd. In 2004 – 2005, as one of the committee of “independent directors” thereof, Mr. Carroll was a director of Argus Corporation Limited and Hollinger Inc. (and in 2005 he was CEO). He was a director of The Uranium Institute (now the World Nuclear Association) in 1998.

W. Robert Dengler

Mr. Dengler retired in 2006 from his position as Non-Executive Vice Chair of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice President & General Manager of J.S. Redpath Limited. Mr. Dengler obtained his B.Sc. from Queens University in 1964 and received an Honorary Doctorate of Science from Queen’s University in 1988. Mr. Dengler, a Professional Engineer, is also a director of IAMGold and Denison Mines Corp.

Larry Goldberg

Mr. Goldberg is a Chartered Accountant. He is currently Chief Financial Officer and COO of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX and of Pinetree Capital Ltd., a TSX-listed investment company. From May 2004 to December 2009, Mr. Goldberg was the Chief Financial Officer of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX-V.

Mark E. Goodman

Mr. Goodman has worked in the financial services and mining industry since 1992. He began his career working for Dundee Corporation and has held numerous positions within the organization. In 2005 he founded Cogitore Resources Inc., a base metal exploration company active in Northern Quebec. He has also served as President/CEO of both Valdez Gold and Cogitore Resources. Mr. Goodman is currently a Vice President at Dundee Corporation. He sits on the Board of Directors of several publicly and privately held companies, including Cogitore Resources Inc., Corona Gold Corp., Ryan Gold Corp, Odyssey Resources Inc., Nighthawk Gold Corp. and Dynamic Venture Opportunities Fund (Ontario Labour Sponsored Fund).

Bruce D. Hansen

Mr. Hansen is currently Chief Executive Officer of General Moly Inc., a position he has held since 2007. Prior to that, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation. He worked with Newmont for ten years holding increasingly senior roles, including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold, where he held increasingly senior management roles including Senior VP of Corporate Development and VP Finance and Development. Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines.

Ron F. Hochstein

Mr. Hochstein is currently President and Chief Executive Officer of Denison Mines Corp., and previously served as its President and Chief Operating Officer since 2006, when International Uranium Corporation (IUC) and Denison Mines Inc. combined to form Denison Mines Corp. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after serving as Vice President Corporate Development and Vice President and Chief Operating Officer. Prior to joining IUC, Mr. Hochstein was a project manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta.

Richard Patricio

Since 2005, Mr. Patricio has been the Executive Vice President, Corporate Affairs for Mega Uranium Ltd. In addition, Mr. Patricio is Vice President of Corporate and Legal Affairs for Pinetree Capital Ltd., responsible for merger and acquisition activity, corporate transactions and the administration of Pinetree. Prior to joining Pinetree, Mr. Patricio worked as in-house General Counsel for a senior TSX listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions. In addition to his legal and corporate experience, Mr. Patricio has built a number of mining companies with global operations. He holds senior officer and director positions in several junior mining companies that are listed on the TSX and TSX-Venture exchanges. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Prior to the Corporation’s acquisition of Titan Uranium Inc., Mr. Patricio was a director of Titan.

Except as set out below, to the knowledge of the Corporation, no director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Mr. Bovaird was a director of HMZ Metals Inc. (HMZ) at the time a cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ’s failure to file its interim financial statements for the six month period ended June 30, 2005, and a cease trade order was issued on April 17, 2006 as a result of HMZ’s failure to file its audited annual financial statements for the fiscal year ended December 31, 2005 and management’s discussion and analysis thereon. The cease trade order issued on September 6, 2005 expired on October 20, 2005. The cease trade order issued on April 17, 2006 expired on June 2, 2008.

Mr. Carroll is a director and President and CEO of World Wide Minerals Ltd., a Canadian public company which is subject to a cease trade order issued by the Ontario Securities Commission on May 9, 2011 for failure to file financial statements. Mr. Carroll was an independent director of Argus Corporation Limited (Argus) from April 2004 to November 2004 and of Hollinger Inc. (Hollinger) from August 2004 to July 2005. In those capacities he was subject to a management cease trade order issued by the Ontario Securities Commission on June 3, 2004, as varied, in respect of Argus, and June 1, 2004, as varied, in respect of Hollinger. Both management cease trade orders were issued because of Argus’ and Hollinger’s failure to file their respective financial statements and other requisite reports. Argus and Hollinger were not able to file such financial statements and reports as a result of the non-filing of financial statements by their subsidiary Hollinger International, Inc. (now Sun-Times Media Group, Inc.).

Appointment of Auditors

The auditors of EFI are KPMG LLP, Chartered Accountants, who were first appointed auditors of EFI on April 12, 2007. The persons named in the form of proxy accompanying this Circular intend to vote for the reappointment of KPMG LLP as the auditors of EFI for the ensuing year or until their successors are appointed and to authorize the directors of EFI to fix the remuneration of the auditors, unless the EFI Shareholder has specified in the form of proxy that the EFI Common Shares represented by such proxy are to be withheld from voting in respect thereof.

Approval of 2013 Amended and Restated Stock Option Plan and Unallocated Options

The Corporation originally adopted its stock option plan in 2003, which was amended in 2007, and ratified by EFI shareholders on March 10, 2010. On January 25, 2013, the EFI Board approved the 2013 Amended and Restated Stock Option Plan (the “Amended Plan”), which updates the plan to meet current industry practices. Under the Amended Plan, the Board may in its discretion grant from time to time stock options to employees, directors, officers and consultants (the “eligible participants”) of the Corporation and its affiliates. At the Meeting, shareholders will be asked to consider and approve the Amended Plan and to approve the unallocated options issuable under the Amended Plan.

Summary of Terms of Amended Plan
A copy of the Amended Plan is attached as Schedule B to this Circular. A summary of the terms of the Amended Plan is provided below.

Common Shares Available for Grant under the Amended Plan
The Amended Plan provides that the maximum number of EFI Common Shares issuable for all purposes shall not exceed the number which represents 10% of the issued and outstanding Common Shares of the Corporation from time to time. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Amended Plan will increase accordingly. The Amended Plan of the Corporation is considered as an “evergreen” plan since the Common Shares covered by stock options which have been exercised will be available for subsequent grants under the Amended Plan.

The Amended Plan limits the number of EFI Common Shares that may be issued at any time to insiders (as defined in the rules of the Toronto Stock Exchange (the “TSX”)) of the Corporation, together with all security-based compensation arrangements (also as defined in the rules of the TSX) of the Corporation, to an amount that may not exceed 10% of the issued and outstanding EFI Common Shares as of the date of the grant and the number of EFI Common Shares which may be issued to such insiders within any one year period to an amount that may not exceed 10% of the issued and outstanding EFI Common Shares.

In accordance with the Rules of the TSX, shareholder approval of unallocated options under the Amended Plan will be required every three years. The Corporation expects to seek such approval at the annual shareholders’ meeting held in 2016.

Administration
The Amended Plan is administered by the Board, or a committee of the Board. The Board or a committee of the Board is authorized to determine the participants to whom grants of options to purchase Common Shares may be made and, consistent with the provisions of the Amended Plan, the terms and conditions of such grants.

Types of Awards
The Amended Plan permits grants of stock options to purchase Common Shares of the Corporation.

Specific Terms of Stock Options
The key features of the options available for grant under the Amended Plan are as follows:

  options may be granted to employees, directors, officers and consultants of the Corporation and its affiliates, as well as any other person engaged to provide services to the Corporation or an affiliate other than services provided in relation to a distribution of securities of the Corporation or an affiliate;
  all options outstanding under the Amended Plan have a maximum term of 10 years from the date of grant, provided that if an Option would expire during or immediately after a black out period during which the Corporation has imposed trading restrictions on its insiders (as defined in the TSX Rules) then the expiry of such options shall be extended for 10 business days following the expiry of the blackout period;
  the vesting schedule for any option outstanding under the Amended Plan shall be determined by the Board or the committee acting in its sole discretion, and shall be stated in the option agreement to be entered into between each optionee and the Corporation; and
  the exercise price of all options issued under the Amended Plan shall be determined by the committee or the Board, but in any event may not be less than the volume weighted average trading price of the EFI Common Shares on the TSX for the five trading days immediately preceding the date of grant.

Amendments
The Board has the discretion to terminate, suspend, or make amendments to the Amended Plan, or amend awards granted under it, without notice or shareholder approval, for the following purposes:

  amendments to the general vesting provisions of each Option or to the general term of each Option, provided that no Option held by an insider may be extended beyond its original expiry date and no Option may be exercised after the tenth anniversary of the date of grant;
  amendments to the provisions of the Amended Plan relating to the treatment of options upon a termination of employment;
  amendments to add covenants of the Corporation for the protection of participants;
  amendments not inconsistent with the Amended Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or
  making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

The Amended Plan provides that the approval of the TSX and shareholders of the Corporation will be required for the following amendments:

  amendments which would increase the number of Common Shares issuable under the Amended Plan, or which would increase the number of Common Shares issuable to insiders;

  amendments which would extend the period of time during which any option held by insiders granted under the Amended Plan may be exercised;
  amendments which would reduce the exercise price of any options held by insiders;
  amendments which would add any form of financial assistance to an eligible participant; and
  amendments which would entitle the Board to amend any of the foregoing provisions without shareholder approval.

Adjustments
In the event of certain events affecting the capitalization of the Corporation, including a stock dividend, or certain other corporate transactions, the Board may adjust the number of shares that may be acquired on the exercise of any outstanding options, and the exercise price of any outstanding options.

Term
The Amended Plan was adopted effective January 25, 2013.

Assignability
Options may not be assigned or transferred, with the exception of an assignment made to an executor or administrator of a deceased participant’s estate.

Cessation
Unless the Board or a committee of the Board decides otherwise, the right to exercise options granted under the Amended Plan terminates on the earlier of the expiry date and (i) the date that is 12 months after the optionee’s death; and (ii) 90 days after the optionee’s resignation or termination for any reason other than death. Any options held by the optionee that are not yet vested as at such date immediately expire and are cancelled and forfeited to the Corporation on that date.

The Board or the Committee may, however, in its discretion, at any time prior to or following the foregoing events, permit the exercise of any or all options held by an optionee or permit the acceleration of vesting of any or all options.

Change in Control
In the event of a “change in control”, as defined in the Amended Plan, unless otherwise determined by the committee of the Board or the Board, any options outstanding immediately prior to the occurrence of a change in control event shall immediately vest and become fully exercisable. The committee and the Board also have the discretion to modify the terms of the options in the event of a change in control to cash settle any outstanding options or to convert or exchange any outstanding options into or for other rights or securities.

Approval of Amended Plan
At the Meeting, EFI Shareholders will be asked to approve the Amended Plan adopted by the Board of Directors on January 25, 2013. A copy of the complete Amended Plan is attached as Schedule B to this Circular, and a summary of the terms of the Amended Plan is set out above.

EFI Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the following resolution:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Energy Fuels Inc. (the “Corporation”), that:

1.

the Energy Fuels Inc. 2013 Amended and Restated Stock Option Plan as set forth in Schedule B to the Corporation’s Management Information Circular dated January 25, 2013, be and is hereby ratified and approved;

2.	all unallocated options issuable under the Amended Plan are hereby approved and authorized; and

3.

any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as he or she may determine to be necessary or desirable in order to carry out the foregoing provisions of this resolution, the execution of any such document or the doing of any such acts and things being conclusive evidence of such determination.”

To be effective, the above resolution must be passed by a simple majority of the votes cast thereon by the EFI Shareholders present in person or by proxy at the Meeting.

The Board recommends to the EFI Shareholders that they approve the resolution. The persons named in the enclosed form of proxy intend to vote in favour of the resolution unless a shareholder has specified in his or her proxy that his or her shares are to be voted against such resolution.

Share Consolidation

On June 25, 2012, the shareholders of the Corporation passed a special resolution approving an amendment to the Corporation’s articles of incorporation to consolidate the issued and outstanding EFI Common Shares on the basis of one (1) post-consolidation EFI Common Share for every ten (10) pre-consolidation EFI Common Shares. This share consolidation was to be implemented in the sole discretion of the EFI Board, and the EFI Board was also given the authority to delay or abandon implementation of the share consolidation without further approval by EFI Shareholders, provided that if the share consolidation is not implemented prior to the next annual meeting of EFI Shareholders, the authority granted by the special resolution to implement the share consolidation would lapse and be of no further force or effect.

As a result of a decline in uranium prices and a corresponding decrease in the price of the Corporation’s shares, the share consolidation has not been implemented by the EFI Board, and the EFI Board does not intend to implement the share consolidation prior to the Meeting. As a result, the special resolution to implement the share consolidation is expected to lapse and be of no further effect at the time of the Meeting.

However the EFI Board continues to believe that the share consolidation would be in the best interests of the Corporation and its shareholders under the right circumstances. The EFI Board therefore asks for shareholder approval at the Meeting for the discretion to implement the share consolidation in their discretion for a further one-year period, ending at the Corporation’s Annual Meeting to be held in 2014.

EFI Shareholders are therefore being asked to consider at the Meeting, and if deemed appropriate, to approve, a special resolution (the “Share Consolidation Resolution”) approving an amendment to the Corporation’s articles of incorporation to consolidate the issued and outstanding EFI Common Shares (the “Share Consolidation”) on the basis of one (1) post-consolidation EFI Common Share (“EFI Post-Consolidation Common Share”) for every ten (10) pre-consolidation EFI Common Shares (the “Consolidation Ratio”). No fractional shares will be issued under the Share Consolidation.

The Share Consolidation is subject to regulatory approval, including approval of the TSX. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Corporation must meet, post-consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual. Specifically, the Corporation’s securities may be delisted if: (a) the market value of the Corporation’s issued securities is less than $3,000,000 over any period of 30 consecutive trading days; or (b) the market value of the Corporation’s freely-tradable, publicly held securities is less than $2,000,000 over any period of 30 consecutive trading days; or (c) the number of freely-tradable, publicly held securities is less than 500,000; or (d) the number of public security holders, each holding a board lot or more, is less than 150.

If the Share Consolidation Resolution is approved, the EFI Board will determine when and if the Articles of Amendment giving effect to the Share Consolidation would be filed. No further action on the part of EFI Shareholders would be required in order for the EFI Board to implement the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by EFI Shareholders, the EFI Board, in its sole discretion, may delay implementation of the Share Consolidation or revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to EFI Shareholders.

If the EFI Board does not implement the Share Consolidation prior to the next annual meeting of EFI Shareholders to be held in 2014, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect.

Reasons for the Share Consolidation
The EFI Board believes that it is in the best interests of the Corporation to reduce the number of outstanding EFI Common Shares by way of the Share Consolidation.

The potential benefits of the Share Consolidation to EFI Shareholders include:

Greater Investor Interest
A higher EFI Post-Consolidation Common Share price could help generate interest in the Corporation among investors, as a higher anticipated EFI Post-Consolidation Common Share price may meet investing guidelines for certain institutional investors and investment funds that may be prevented under their investing guidelines from investing in the EFI Common Shares at current price levels. In addition, a higher EFI Post-Consolidation Common Share price could result in changes in the price levels of the EFI Common Shares making them less volatile on a percentage basis.

Reduction of Shareholder Transaction Costs
Investors may benefit from relatively lower trading costs associated with higher EFI Post-Consolidation Common Share prices. It is likely that many investors pay commissions based on the number of EFI Post-Consolidation Common Shares traded when they buy or sell EFI Post-Consolidation Common Shares. If the EFI Post-Consolidation Common Share price were higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the Post-Consolidation EFI Common Share price were lower.

Improved Trading Liquidity
The combination of potentially lower transaction costs and increased interest from investors may ultimately improve the trading liquidity of the EFI Post-Consolidation Common Shares.

Share Certificates
No delivery of a certificate evidencing an EFI Post-Consolidation Common Share will be made to an EFI Shareholder until the EFI Shareholder has surrendered the issued certificates representing its pre-consolidation EFI Common Shares. Until surrendered, each certificate formerly representing pre-consolidation EFI Common Shares shall be deemed for all purposes to represent the number of EFI Post-Consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation.

Non-registered EFI Shareholders holding their EFI Common Shares through a bank, broker, intermediary or other nominee should note that such banks, brokers, intermediaries or other nominees may have various procedures for processing the Share Consolidation. If an EFI Shareholder holds EFI Common Shares with such a bank, broker, intermediary or other nominee and has any questions in this regard, the EFI Shareholder is encouraged to contact its nominee.

Risks Factors Associated with the Share Consolidation

Decline in Market Capitalization
There are numerous factors and contingencies that could affect the pre-consolidation EFI Common Share and EFI Post-Consolidation Common Share prices, including the status of the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the EFI Post-Consolidation Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the EFI Post-Consolidation Common Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all EFI Post-Consolidation Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the EFI Common Shares
If the Share Consolidation is implemented and the market price of the Post-Consolidation Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the EFI Post-Consolidation Common Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of EFI Post-Consolidation Common Shares outstanding. Furthermore, the liquidity of the EFI Post-Consolidation Common Shares could be adversely affected by the reduced number of EFI Post-Consolidation Common Shares that would be outstanding after the Share Consolidation.

No Fractional Shares to be Issued
No fractional EFI Post-Consolidation Common Shares will be issued in connection with the Share Consolidation and, in the event that an EFI Shareholder would otherwise be entitled to receive a fractional EFI Post-Consolidation Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number.

The Share Consolidation may result in some EFI Shareholders owning “odd lots” of less than 100 EFI Post-Consolidation Common Shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per EFI Post-Consolidation Common Share to sell, than EFI Post-Consolidation Common Shares held in “board lots” of even multiples of 100 EFI Post-Consolidation Common Shares.

Effects of the Share Consolidation on the EFI Common Shares
The Consolidation Ratio will be the same for all EFI Common Shares. Except for any variances attributable to rounding down fractional shares, the change in the number of issued and outstanding EFI Post-Consolidation Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the EFI Post-Consolidation Common Shares and will not materially affect any EFI Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of EFI Post-Consolidation Common Shares.

In addition, the Share Consolidation will not materially affect any EFI Shareholder’s proportionate voting rights. Each EFI Post-Consolidation Common Share outstanding after the Share Consolidation will have the same rights and privileges as the pre-consolidation Common Shares.

The principal effect of the Share Consolidation will be that the number of EFI Post-Consolidation Common Shares issued and outstanding will be reduced from 683,179,677 pre-consolidation EFI Common Shares as of December 31, 2012 to approximately 68,317,967 EFI Post-Consolidation Common Shares, pursuant to the Consolidation Ratio. The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Corporation or any components of shareholders’ equity as reflected on the Corporation’s financial statements except: (i) to change the number of issued and outstanding EFI Post-Consolidation Common Shares; and (ii) to change the stated capital of the EFI Post-Consolidation Common Shares to reflect the Share Consolidation.

Procedure for Implementing the Share Consolidation.
If the Share Consolidation Resolution is approved by EFI Shareholders and the EFI Board decides to implement the Share Consolidation, the Corporation will file Articles of Amendment with the Director under the Business Corporations Act (Ontario) (the “OBCA”) in the form prescribed by the OBCA to amend the Corporation’s Articles of Incorporation. The Share Consolidation will become effective as specified in the Articles of Amendment and the Certificate of Amendment issued by the Director under the OBCA.

No Dissent Rights
Under the OBCA, EFI Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

U.S. Federal Income Tax Considerations
An EFI Shareholder taxable in the U.S. generally will not recognize gain or loss on the Share Consolidation. In general, the aggregate tax basis of the EFI Post-Consolidation Common Shares received will be equal to the aggregate tax basis of the EFI Common Shares exchanged therefor, and the holding period of the EFI Post-Consolidation Common Shares received will include the holding period of the EFI Common Shares exchanged.

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

CIRCULAR 230 WARNING: NOTHING HEREIN MAY BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUS CODE OF 1986, AS AMENDED. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCE FROM AN INDEPENDENT TAX ADVISOR.

Share Consolidation Resolution
The text of the Share Consolidation Resolution which will be submitted to EFI Shareholders at the Meeting is set forth in Schedule C attached to this Circular. To be effective the Share Consolidation must be approved by not less than two-thirds (66%) of the votes cast by holders of EFI Common Shares present in person or represented by proxy and entitled to vote at the Meeting. For the reasons indicated above, the EFI Board and management of the Corporation believe that the proposed Share Consolidation is in the best interests of the Corporation and, accordingly, recommend that Shareholders vote for the special resolution approving the Share Consolidation. The persons named in the enclosed form of proxy intend to vote in favour of the Share Consolidation Resolution unless a shareholder has specified in his or her proxy that his or her shares are to be voted against such resolution.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

EFI has a Governance, Nominating and Compensation Committee (the “Governance Committee”), which is made up of four directors, being J. Birks Bovaird, Mark E. Goodman, Bruce D. Hansen, and Richard Patricio, each of whom is independent. Mr. Hansen has direct educational and work experience that is relevant to his responsibilities in executive compensation. The Governance Committee has been delegated the task of reviewing the performance of EFI’s management and advisors from time to time, and recommending compensation awards or adjustments. The ultimate decision on these issues rests with the EFI Board, taking into consideration the Governance Committee’s recommendations, corporate and individual performance, and industry standards. The experience of EFI Board and committee members who are also involved as management of, or board members or advisors to, other companies also informs decisions concerning compensation; however no formal objectives, criteria or analysis is used.

Objectives of the Compensation Program
The objectives of EFI’s compensation programs are to attract and retain the best possible executives and to motivate the executives to achieve goals consistent with EFI’s business strategy. The compensation program is designed to reward executives for achieving these goals.

Elements of Compensation
The compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to manage EFI. During 2012 there were three key elements used to compensate the Named Executive Officers (“NEOs”), consisting of: (i) base salary, (ii) bonuses, and (iii) long-term incentives in the form of stock options.

Determination of Compensation
Base Salaries
Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining qualified executives. Base compensation for the NEOs is generally fixed by the Governance Committee at its regularly scheduled meeting in December of each year for the following year. Increases or decreases in base salary or consulting fees on a year-over-year basis are dependent on the Governance Committee’s assessment of the performance of EFI overall, EFI’s projects and the particular individual’s contributions. The Governance Committee is free to set salary at any level it deems appropriate. In fixing salaries, the Governance Committee is generally mindful of its overall goal to keep cash compensation for its executive officers within the range of cash compensation paid by benchmark companies of similar size and industry.

Bonuses
Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement by EFI of such specific objectives and the overall performance of the NEO, and in particular the contribution of the NEO, to the objective of maximizing value for EFI’s shareholders, as determined in the sole discretion of the EFI Board with input from the CEO of EFI. The bonus in respect of each financial year of EFI may be paid in one or more instalments, as determined by the EFI Board or as mutually agreed between EFI and the NEO. The bonus for the CEO and the bonus pool for the NEOs and other executives for each such financial year are approved by the EFI Board, based on the overall financial performance of the Corporation and the achievement of objective measures and individual performance as described under “Performance Goals.”

Long-Term Incentives - Stock Options
EFI relies on the grant of stock options to align management’s interest with shareholder value. Grant ranges are established independently each time grants of stock options are made to provide competitive long-term incentive value, with significant recognition of contribution and potential of the individual. The options have a 5 year term and, under the existing 2007 stock option plan (the “EFI Option Plan”), an exercise price not to exceed the closing price of EFI Common Shares on the TSX for the trading day prior to the date of grant. For more information on the EFI Option Plan see “Securities Authorized for Issuance under Equity Compensation Plans”.

When determining the number of stock options to be granted to an executive officer, the Governance Committee takes into account the number and terms of EFI Options previously granted to the executive officer. The Governance Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. Options granted to NEOs may be made subject to specific vesting requirements which may include vesting over a particular period.

Performance Goals

Performance goals of the NEOs apply in determining base salary increases, bonus awards, and the number of stock option awards. These goals are subjective and, therefore, subject to discretion by the Governance Committee and the EFI Board. The following are summaries of the key performance goals and expectations applicable to the NEOs during 2012:

(a)	President and Chief Executive Officer (“CEO”)
	(i)	Implement the strategic goals and objectives of EFI.
	(ii)	Increase shareholder value.
	(iii)	Raise and maintain EFI’s profile within the investment community.
	(iv)	Provide direction and leadership toward the achievement of EFI’s philosophy, mission, strategy, and annual goals and objectives.
	(v)	Assume full responsibility for the day to day operations of EFI.
	(vi)	Implement day-to-day operations of EFI, including evaluating, acquiring and developing properties, projects and professional talent.
	(vii)	Ensure adequate funding exists to carry on business plans as approved by the EFI Board.
	(viii)	Ensure that EFI continues to emphasize a culture of personnel safety, professionalism and environmental stewardship.
	(ix)	Assist in enabling the EFI Board to fulfill governance responsibilities.

(b)	Chief Financial Officer (“CFO”)
	(i)	As requested by the CEO, contribute to the development and achievement of strategic objectives for the Corporation.
	(ii)	Along with the CEO, increase shareholder value.
	(iii)	Oversee the financial planning and budgeting processes for the Corporation.

	(iv)	Oversee the preparation of the Corporation’s financial statements and Management’s Discussion and Analysis (“MDA”).
	(v)	Along with the CEO, play a key role in executing public and private market capital raising initiatives.
	(vi)	Play a prominent role in the Corporation’s investor relations activities.
	(vii)	Assist the CEO with the identification, negotiation and execution of mergers and acquisitions and similar transactions.
	(viii)	Play an integral role, along with the CEO in developing and maintaining relationships with investment banking firms and potential lenders.

(c)	Senior Vice President, Controller and Chief Accounting Officer
	(i)	Lead the preparation of the Corporation’s financial statements, MDA and other required financial disclosure documents.
	(ii)	Lead the preparation of all financial analyses for management reporting purposes.
	(iii)	Coordinate all audits and reviews by the Corporation’s auditors.
	(iv)	Coordinate the preparation and filing of all of the Corporation’s tax returns.
	(v)	Ensure the appropriate design, implementation and function of the Corporation’s internal controls.
	(vi)	Manage the day-to-day treasury operations of the Corporation.
	(vii)	Manage the Corporation’s accounting and finance team, as well as manage general office activities including Information Technology.
	(viii)	Work with the CFO in the financial planning and budgeting process and as requested with other financial and accounting matters.

(d)	Executive Vice President and Chief Operating Officer (“COO”)
	(i)	Oversee all EFI operations in accordance with directions from the CEO.
	(ii)	Monitor production and operational costs against approved budgets.
	(iii)	Ensure EFI operations are in full compliance with all licenses, permits, regulations and laws.
	(iv)	Set operational and performance goals for each area that are aggressive, achievable and tied to long-term EFI objectives.
	(v)	Ensure employees are motivated, rewarded appropriately, and have potential for advancement.
	(vi)	Maintain a culture of safety as a top priority.
	(vii)	Take charge in high priority crises.

(e)	Vice President, Mining
	(i)	Oversee all areas of mining operations in accordance with directions from the COO.
	(ii)	Ensure all mining operations are conducted safely.
	(iii)	Ensure all mining operations are in full compliance with all licenses, permits, regulations and laws.
	(iv)	Monitor mining activities and operational costs against budgets.
	(v)	Set production targets for all mining activities.
	(vi)	Provide input into permitting and project management.
	(vii)	Oversee the management of all external contracts.

(f)	Senior Vice President, Marketing and Sales
	(i)	Develop the overall corporate marketing plan and strategy for EFI, consistent with operational and financial conditions and capabilities.

(ii)	Maintain EFI’s presence in the marketplace for both uranium and vanadium, both domestically and internationally.
(iii)	Identify and pursue opportunities for additional sales, and develop bidding strategies and plans.
(iv)	Negotiate contracts for new sales.
(v)	Oversee compliance with and administration of all market-related contracts and purchase orders.
(vi)	Manage marketing department support consultants.

The Governance Committee considers the implications of risks associated with compensation policies and practices by working closely with the CEO. The CEO is tasked with ensuring that fair and competitive practices are followed regarding employee compensation at all levels of the Corporation, that the compensation practices do not encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risk or that are reasonably likely to have a material adverse effect on EFI, and that compensation policies and practices include regulatory, environmental compliance and sustainability as part of the performance metrics used in determining compensation.

EFI does not currently have a policy that restricts NEOs and directors from purchasing financial instruments which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Change of Control
The events that trigger payment to an NEO on account of a change of control are negotiated and documented in each employment contract or letter of understanding. These benefits attempt to balance the protection of the employee upon a change of control with the preservation of the executive base in the event such a change of control occurs. As noted below under the heading “Termination and Change of Control Benefits”, there are certain circumstances that trigger payment, vesting of stock options, or the provision of other benefits to an NEO upon termination and change of control.

Performance Graph
The following graph compares the total cumulative shareholder return for Cdn$100 invested in EFI Common Shares on September 30, 2007 with the total return of the S&P/TSX Composite GIC (Diversified Metals and Mining) Index for the five most recently completed financial years (assuming reinvestment of dividends). EFI Common Shares are listed for trading on the TSX under the symbol “EFR”. Prior to March 19, 2007, the EFI Common Shares were listed and traded on the TSX Venture Exchange.

	2008	2009	2010	2011	2012
Energy Fuels Inc.	C$0.48	C$0.35	C$0.36	C$0.25	C$0.20
Value of C$100 Investment	C$27.62	C$20.35	C$20.93	C$14.53	C$11.63
S&P/TSX Composite GICS (Diversified Metals & Mining)	4,824.87	7,649.65	10,117.50	7,485.06	7,945.13
Value of C$100 Investment	C$60.45	C$95.84	C$126.76	C$93.78	C$99.54

EFI’s compensation to executive officers has generally increased during the five most recently completed financial years. The total cumulative shareholder return for an investment in EFI Common Shares has decreased over the same period. Executive compensation has increased in part due to the competition among organizations operating in the natural resources sector to attract and retain the best possible executives.

Option Based awards
The EFI Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of EFI. In determining the number of options to be granted to the executive officers, the EFI Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Governance Committee has the responsibility to administer the compensation policies related to the executive management of EFI, including option-based awards.

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the NEOs of EFI for the fiscal years ended September 30, 2012, 2011 and 2010. With the exception of Mr. Moylan whose compensation is paid in Canadian dollars, the compensation of the NEOs is paid and reported in United States dollars.

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
Stephen P. Antony, President & Chief Executive Officer	2012 2011 2010	253,205 259,616 226,604	Nil Nil Nil	362,168 116,145 73,157	125,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	7,596 Nil Nil	747,969 475,761 299,761
Graham G. Moylan(3)(4) Chief Financial Officer	2012 2011 2010	21,179 Nil Nil	Nil Nil Nil	176,921 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	198,100 Nil Nil
Jeffrey L. Vigil(5) Sr. VP, Controller and Chief Accounting Officer (Former Chief Financial Officer)	2012 2011 2010	157,800 158,769 149,561	Nil Nil Nil	155,986 46,093 11,907	34,000 35,000 Nil	Nil Nil Nil	Nil Nil Nil	4,734 Nil Nil	352,520 239,862 161,468
Harold R. Roberts(6) Executive VP & Chief Operating Officer	2012 2011 2010	222,504 200,684 194,769	Nil Nil Nil	74,211 144,727 Nil	37,100 47,100 Nil	Nil Nil Nil	Nil Nil Nil	4,421 4,970 5,375	338,236 397,481 200,143
Philip G. Buck(6)(7) VP Mining of Energy Fuels Resources (USA) Inc.	2012 2011 2010	219,271 199,624 193,784	Nil Nil Nil	43,290 142,629 Nil	80,300 40,200 Nil	Nil Nil Nil	Nil Nil Nil	6,740 5,396 3,976	349,601 387,849 199,760
Gary R. Steele, Sr. VP Marketing and Sales	2012 2011 2010	139,307 137,307 108,038	Nil Nil Nil	155,986 46,093 11,907	25,000 23,000 Nil	Nil Nil Nil	Nil Nil Nil	4,179 Nil Nil	324,472 206,400 119,945

(1)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of these options, see “Note 16 – Share-Based Payments” to EFI’s financial statements for the fiscal year ended September 30, 2012. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of: (i) Cdn$1 to US$1.0074 for 2012; (ii) Cdn$1 to US$0.9867 for 2011; and (iii) Cdn$1 to US$1.0407 for 2010.

(2)	These amounts represent retirement savings benefits contributed by the Corporation.

(3)

As Mr. Moylan is a resident of Canada, his compensation is paid in Canadian dollars. The amounts relating to his compensation have been converted into US dollars using an average annual exchange rate of Cdn$1 to US$1.0074 for 2012.

(4)	Mr. Moylan was appointed as CFO in September 2012. His salary indicated above represents salary for the month of September 2012.

(5)	Mr. Vigil was CFO of the Corporation until September 2012. In September 2012 he was appointed Sr. Vice President, Controller and Chief Accounting Officer.

(6)

Messrs. Roberts and Buck were employed by the Corporation’s subsidiary both before and subsequent to the acquisition of the subsidiary from Denison Mines Corp. Compensation for the entire year, which was paid by the subsidiary, is included even though the subsidiary was acquired by the Corporation on June 29, 2012.

(7)	Mr. Buck is Vice President, Mining of Energy Fuels Resources (USA) Inc., EFI’s operating subsidiary in the United States.

Incentive Plan Awards

The table below shows the number of stock options outstanding for each NEO and their value at September 30, 2012 based on the last trade of EFI Common Shares on the TSX prior to the close of business on September 30, 2012 of $C0.20.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$)(1)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
Stephen P. Antony	200,000 100,000 150,000 300,000 300,000 960,000 1,000,000	2.25 0.35 0.35 0.20 0.51 0.31 0.23	1/8/2013 2/4/2014 10/22/2014 7/13/2015 4/13/2016 3/7/2017 8/27/2017	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Graham G. Moylan	600,000 625,000	0.23 0.23	9/1/2017 9/1/2017	Nil Nil	Nil Nil	Nil Nil
Jeffrey L. Vigil	100,000 100,000 120,000 300,000 600,000	0.35 0.20 0.51 0.31 0.23	7/17/2014 7/13/2015 4/13/2016 3/7/2017 8/27/2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Harold R. Roberts	600,000	0.23	8/13/2017	Nil	Nil	Nil
Philip G. Buck	350,000	0.23	8/13/2017	Nil	Nil	Nil
Gary R. Steele	100,000 100,000 120,000 300,000 600,000	0.35 0.20 0.51 0.31 0.23	7/17/2014 7/13/2015 4/13/2016 3/7/2017 8/27/2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

(1) The options were granted and are reported in Canadian dollars.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephen P. Antony	Nil	Nil	125,000
Graham G. Moylan	Nil	Nil	Nil
Jeffrey L. Vigil	Nil	Nil	34,000
Harold R. Roberts	Nil	Nil	37,100
Philip G. Buck	Nil	Nil	80,300
Gary R. Steele	Nil	Nil	25,000

Pension Plan Benefits

EFI does not provide defined pension plan benefits to its directors or officers.

Termination and Change of Control Benefits

EFI has employment agreements or letters of understanding with each of the NEOs.

Stephen P. Antony
In the event of the termination of Mr. Antony’s employment without cause or upon a change of control of EFI, Mr. Antony will be entitled to receive all outstanding base salary and vacation accrued to date of termination and a lump sum payment equal to two and one-half times his base salary, plus two and one-half times the amount of his highest annual performance bonus paid for any fiscal year beginning October 1, 2007. In the event of death or disability, Mr. Antony is entitled to receive all outstanding base salary and vacation accrued, plus payment of his base salary, either in a lump sum payment in the event of death or, in the event of a disability, over a period of twelve months thereafter. The effective term of Mr. Antony’s employment agreement is October 1, 2012 through September 30, 2015.

The estimated additional payment to Mr. Antony in the case of termination without cause, or upon a change of control, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, is $1,212,500.

Graham G. Moylan
In the event Mr. Moylan’s employment is terminated without just cause, Mr. Moylan is entitled to termination pay in an amount equivalent to what he would have received in compensation and benefits for the twelve months following the date on which he was given written notification of termination, on the basis that Mr. Moylan’s bonus entitlement during such twelve month period shall be the greater of (a) the average of the annual bonus payments provided to him during his three preceding years of employment, and (b) 15% of his base salary. The estimated additional payment to Mr. Moylan in the case of such a termination, assuming that the termination took place on the last business day of EFI’s most recently completed financial year, is $355,800 (based on an exchange rate of C$1.00 to US$1.0166 as of September 30, 2012).

Further, in the event of a change of control, Mr. Moylan may elect to terminate his employment with EFI unilaterally within thirty days of the occurrence of the change of control. If his employment is so terminated, EFI will pay Mr. Moylan all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to two times his base salary plus two times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Moylan in the case of termination upon a change of control, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, is $635,356 (based on an exchange rate of C$1.00 to US$1.0166 as of September 30, 2012).

Jeffrey L. Vigil
In the event of a change of control, Mr. Vigil may elect to terminate his employment with EFI unilaterally within thirty days of the occurrence of the change of control. If his employment is so terminated, EFI will pay Mr. Vigil all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times his base salary plus one and one-half times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Vigil in the case of termination upon a change of control, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, is $337,500.

Harold R. Roberts
In the event Mr. Roberts is laid off prior to June 30, 2013, he will be entitled to severance pay in an amount equal to six months of his base salary at the time of layoff plus the greater of (a) one half times any bonus received between July 1, 2012 and the time of layoff, or (b) fifteen percent of his current base salary at the time of layoff. In the event Mr. Roberts is laid off from July 1, 2013 forward, he will be entitled to severance pay in an amount equal to twelve months of his base salary at the time of layoff plus the greater of (a) one times any bonus received between July 1, 2012 and the time of layoff, or (b) fifteen percent of his current base salary at the time of layoff. The estimated additional payment to Mr. Roberts in the case of a layoff prior to June 30, 2013 and a layoff from July 1, 2013 forward, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, are $173,150 and $272,100, respectively.

Further, in the event that within 6 months after a change of control, Mr. Roberts is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 15% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Roberts all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times his base salary plus one and one-half times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Roberts in the case of termination upon a change of control, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, is $423,150.

Philip G. Buck
In the event Mr. Buck is laid off, he will be entitled to severance pay in an amount equal to three months of his base salary at the time of layoff. The estimated additional payment to Mr. Buck in the case of a layoff, assuming that the layoff took place on the last business day of EFI’s most recently completed financial year, is $57,500.

Further, in the event that within 6 months after a change of control, Mr. Buck is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 5% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Buck all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one times his base salary plus one times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Buck in the case of termination upon a change of control, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, is $310,300.

Gary R. Steele
In the event of a change of control, Mr. Steele may elect to terminate his employment with EFI unilaterally within thirty days of the occurrence of the change of control. If his employment is so terminated, EFI will pay Mr. Steele all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times his base salary plus one and one-half times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Steele in the case of termination upon a change of control, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, is $322,500.

Director Compensation

Director Compensation Table
EFI’s policy with respect to directors’ compensation was developed by the Governance Committee. The following table sets forth the compensation awarded, paid to or earned by the directors of EFI during the most recently completed fiscal year ended September 30, 2012. Directors of EFI who are also officers or employees of EFI are not compensated for service on the EFI Board, therefore no fees are payable to Stephen P. Antony for his service as a director of EFI.

Name	Fees Earned ($)(1)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensat ion ($)	Total ($)
J. Birks Bovaird	63,778	Nil	228,874	Nil	Nil	Nil	292,652
Paul A. Carroll	29,780	Nil	228,874	Nil	Nil	Nil	258,654
W. Robert Dengler(6)	4,467	Nil	148,898	Nil	Nil	Nil	153,365
Larry Goldberg(3)	21,590	Nil	228,874	Nil	Nil	Nil	250,464
Mark E. Goodman	34,247	Nil	228,874	Nil	Nil	Nil	263,121
Bruce D. Hansen	52,250	Nil	228,874	Nil	Nil	Nil	281,124
Ron F. Hochstein(6)	2,978	Nil	148,898	Nil	Nil	Nil	151,876
Sheldon Inwentash(5)	17,868	Nil	283,820	Nil	Nil	Nil	301,688
Robert J. Leinster(3)	14,890	Nil	26,659	Nil	Nil	Nil	41,549
Douglas McIntosh(4)	9,678	Nil	26,659	Nil	Nil	Nil	36,337
Richard Patricio(4)	23,824	Nil	278,771	Nil	Nil	Nil	302,595

(1)

Except for Mr. Hansen (a US director), directors’ compensation was paid in Canadian dollars. The amounts relating to such directors’ compensation have been converted into US dollars using an average annual exchange rate of Cdn$1 to US$1.0074 for 2012.

(2)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of options, see “Note 16 – Share-Based Payments” to EFI’s financial statements for the fiscal year ended September 30, 2012. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of Cdn$1 to US$1.0074 for 2012.

(3)	Mr. Goldberg replaced Robert Leinster as a Director in February 2012.
(4)	Mr. Patricio replaced Douglas McIntosh as a Director in February 2012.
(5)	Mr. Inwentash was appointed as a Director in February 2012.
(6)	Messrs. Dengler and Hochstein were appointed as Directors in July 2012.

Retainer and Meeting Fees

EFI’s director compensation program is designed to enable EFI to attract and retain highly qualified individuals to serve as directors. In fiscal 2012, directors’ compensation, which is paid only to non-employee directors, consisted of:

  quarterly retainer for the Chair of the EFI Board of Cdn$8,000;
  quarterly retainer for the audit committee Chair of Cdn$4,000 and additional quarterly retainer for other committee Chairs of Cdn$1,500;
  board meeting fee of Cdn$1,500 per meeting if attended in person or telephonically;
  Audit Committee and Governance, Nominating and Compensation Committee meeting fees of Cdn$750 per meeting if attended in person or telephonically; and
  reimbursement of related travel and out-of-pocket expenses.

Incentive Plan Awards

The table below shows the number of stock options outstanding for each director and their value at September 30, 2012 based on the last trade of the EFI Common Shares on the TSX prior to the close of business on September 30, 2012 of Cdn$0.20.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$)(5)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
J. Birks Bovaird (Chair)	100,000 100,000 150,000 100,000 360,000 1,000,000	2.25 0.35 0.30 0.51 0.31 0.23	1/8/2013 2/4/2014 8/5/2015 4/16/2016 3/7/2017 8/27/2017	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Paul A. Carroll	150,000 200,000 360,000 1,000,000	0.30 0.51 0.31 0.23	8/5/2015 4/16/2016 3/7/2017 8/27/2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
W. Robert Dengler(4)	1,000,000	0.23	8/27/2017	Nil	Nil	Nil
Larry Goldberg(1)	360,000 1,000,000	0.31 0.23	3/7/2017 8/27/2017	Nil Nil	Nil Nil	Nil Nil
Mark E. Goodman	150,000 100,000 360,000 1,000,000	0.30 0.51 0.31 0.23	8/5/2015 4/16/2016 3/7/2017 8/27/2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Bruce D. Hansen	100,000 100,000 150,000 100,000 360,000 1,000,000	2.25 0.35 0.30 0.51 0.31 0.23	1/8/2013 2/4/2914 8/5/2015 4/16/2016 3/7/2017 8/27/2017	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Ron F. Hochstein(4)	1,000,000	0.23	8/27/2017	Nil	Nil	Nil
Sheldon Inwentash(3)	340,000 1,000,000	0.86 0.23	3/7/2016 8/27/2017	Nil Nil	Nil Nil	Nil Nil
Robert J. Leinster(1)	100,000 100,000 150,000 100,000 120,000	2.25 0.35 0.30 0.51 0.31	1/8/2013 2/4/2014 8/5/2015 4/16/2016 3/7/2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$)(5)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
Douglas McIntosh(2)	100,000 100,000 150,000 100,000 120,000	2.25 0.35 0.30 0.51 0.31	1/8/2013 2/4/2014 8/5/2015 4/16/2016 3/7/2017	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Richard Patricio(2)	360,000 136,000 170,000 1,000,000	0.31 0.39 0.86 0.23	3/7/2017 3/7/2015 3/7/2016 8/27/2017	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)	Mr. Goldberg replaced Robert Leinster as a Director in February 2012.
(2)	Mr. Patricio replaced Douglas McIntosh as a Director in February 2012.
(3)	Mr. Inwentash was appointed as a Director in February 2012.
(4)	Messrs. Dengler and Hochstein were appointed as Directors in July 2012.
(5)	The options were granted and are reported in Canadian dollars.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
J. Birks Bovaird	Nil	Nil	Nil
Paul A. Carroll	Nil	Nil	Nil
W. Robert Dengler	Nil	Nil	Nil
Larry Goldberg	Nil	Nil	Nil
Mark E. Goodman	Nil	Nil	Nil
Bruce D. Hansen	Nil	Nil	Nil
Ron F. Hochstein	Nil	Nil	Nil
Sheldon Inwentash	Nil	Nil	Nil
Robert J. Leinster	Nil	Nil	Nil
Douglas McIntosh	Nil	Nil	Nil
Richard Patricio	Nil	Nil	Nil

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of September 30, 2012, concerning options outstanding pursuant to the current EFI Option Plan, which has been approved by the shareholders of EFI:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options (C$)	Number of Common Shares remaining available for future issuance under the EFI Option Plan
EFI Option Plan	30,556,000	$0.33	37,409,211
Magnum Replacement Options	481,800	$0.45	Nil

EFI Stock Option Plan
The EFI Option Plan was established by the directors on February 24, 2003 and first approved by EFI Shareholders on July 8, 2003. The EFI Option Plan was re-approved by EFI Shareholders on June 13, 2005, and again on May 26, 2006. At an annual and special meeting of EFI Shareholders on May 16, 2007, the 2007 Amended and Restated Stock Option Plan was approved, which reflected certain amendments to the EFI Option Plan so as to remove provisions that were required when EFI was listed on the TSX-V, but were no longer required after EFI became listed on the TSX in March 2007. The EFI Option Plan was ratified by EFI Shareholders at the annual and special meeting of EFI Shareholders on March 10, 2010. On January 25, 2013, the EFI Board approved an amended and restated stock option plan (the “Amended Plan”), which incorporates amendments and updates to the EFI Option Plan, to update the plan to meet current industry practices. At the Meeting, EFI Shareholders will be asked to consider and approve the Amended Plan. A summary of the terms of the Amended Plan is set out above under “Approval of 2013 Amended and Restated Stock Option Plan and Unallocated Options”.

Magnum Replacement Options
The Corporation issued 2,028,000 stock options of the Corporation pursuant to the acquisition of Magnum Uranium Corp. (“Magnum”) on June 30, 2009 to the holders of options granted pursuant to the Magnum 2009 Option Plan. All of the options were exercisable at the date of acquisition, with an exercise price of $0.45 per share. No further stock options will be granted pursuant to the Magnum 2009 Option Plan. The options have varying expiry dates with the last options expiring in November 2012.

AUDIT COMMITTEE DISCLOSURE

EFI is required to have an audit committee. The following directors, all of whom are independent directors, are currently members of EFI’s Audit Committee: Paul A. Carroll, Larry Goldberg, Mark E. Goodman, and Bruce D. Hansen. Bruce D. Hansen is the Chair of the Audit Committee.

Additional information regarding EFI’s Audit Committee, its members and charter, as well as information concerning auditor compensation, is set out in EFI’s Annual Information Form which may be found on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with National Instrument 58-101, information on EFI’s corporate governance practices is set out in Schedule A to this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of EFI at any time since the beginning of its last completed financial year or any associate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of EFI or proposed nominee for election as director or any of their associates or affiliates has any material interest in any transactions involving EFI since the commencement of the last financial year or in any proposed transaction which has materially affected or would affect EFI.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year, other than routine indebtedness as defined under Canadian securities laws, no director or executive officer of EFI, no proposed nominee for election as a director of EFI and no associate of any such director, executive officer or proposed nominee: (a) is, or at any time since the beginning of the most recently completed financial year has been, indebted to EFI or any of its subsidiaries, and (b) has any indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by EFI or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to EFI may be found on SEDAR at www.sedar.com. Financial information is provided in EFI’s comparative financial statements and MDA for its most recently completed financial year which are available on SEDAR or can be received upon written request to EFI at 225 Union Blvd., Suite 600, Lakewood, Colorado, USA 80228.

DIRECTORS’ APPROVAL

The board of directors of EFI has approved the contents and the sending of this Circular.

DATED at Lakewood, Colorado, USA this 25th day of January, 2013.

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

The board of directors (the “EFI Board”) of Energy Fuels Inc. (“EFI”) is currently comprised of ten directors. Nine of the ten directors are considered by the EFI Board to be independent within the meaning of Canadian securities laws. A director is considered to be unrelated and independent by the EFI Board if the EFI Board determines that the director has no direct or indirect material relationship with EFI. A material relationship is a relationship that could, in the view of the EFI Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. Stephen P. Antony is not an independent director as he is the President and Chief Executive Officer (“CEO”) of EFI. Each of the remaining directors, namely, J. Birks Bovaird, Paul A. Carroll, W. Robert Dengler, Larry Goldberg, Mark E. Goodman, Bruce D. Hansen, Ron F. Hochstein, Sheldon Inwentash and Richard Patricio are independent directors of EFI. A majority of the directors of EFI are independent as defined in Section 1.2(1) of National Instrument 58-101. Mr. Inwentash is not standing for re-election at the meeting.

A number of directors of EFI are also directors of other reporting issuers. See “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors” in EFI’s Management Information Circular dated January 25, 2013.

The Chair of the Board of EFI, J. Birks Bovaird, is not a member of management and is an unrelated and independent director. One of his principal responsibilities is to oversee the EFI Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the EFI Board and management.

The independent directors of the EFI Board are encouraged by the executive directors to hold private sessions, as such independent directors deem necessary in the circumstances. In the fiscal year ended September 30, 2012, the non-executive directors held separate in camera sessions following three EFI Board meetings, and had informal discussions from time to time.

The EFI Board held a total of 21 meetings during the period commencing October 1, 2011 and ending September 30, 2012. The following table shows the number of EFI Board meetings each director attended in the most recently completed financial year.

Name	Number of Board Meetings Held While a Director	Number of Board Meetings Attended
J. Birks Bovaird	21	21
Stephen P. Antony	21	21
Paul A. Carroll	21	19
W. Robert Dengler(1)	4	4
Larry Goldberg(2)	15	15
Mark E. Goodman	21	20
Bruce D. Hansen	21	20
Ron F. Hochstein(1)	4	3
Sheldon Inwentash(2)	15	7
Richard Patricio(2)	15	15

(1)	Appointed to the Board in July 2012
(2)	Appointed to the Board in February 2012

A1

Board Mandate

The EFI Board’s mandate is set out in the Governance Manual of EFI as approved by the EFI Board. The EFI Board is responsible, directly and through its committees, for the supervision of the management of the business and affairs of EFI. The EFI Board seeks to ensure the viability and long-term financial strength of EFI and the creation of enduring shareholder value. In pursuing these objectives, the EFI Board will have regard to the best interests of shareholders and EFI and to the needs of its other stakeholders, including the needs of the communities in which EFI conducts its business and the needs of its employees and suppliers.

To assist the EFI Board in the implementation of its mandate, it delegates some of its responsibility to committees. The EFI Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

The EFI Board selects and appoints EFI’s President and CEO and, through him, other officers and senior management to whom the EFI Board delegates certain of its power of management. The EFI Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

The EFI Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of EFI. It reviews material public communications and seeks to ensure that EFI communicates effectively with its shareholders and other stakeholders. The EFI Board has procedures in place to ensure effective communication between EFI, its shareholders, respective investors and the public, including the dissemination of information on a regular and timely basis. The CEO has dedicated a portion of his time to communicate with shareholders and prospective investors. Through its officers, EFI responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The EFI Board ensures that mechanisms are in place to guide the organization in its activities. The EFI Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the EFI Board to comply with legal and regulatory requirements with respect to all of EFI’s activities.

Position Descriptions

The EFI Board has adopted a written position description for the CEO of EFI. The primary role of the CEO is to manage EFI in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the EFI Board in the context of EFI’s strategic plans, budgets and responsibilities, with a view to increasing shareholder value. These responsibilities include maintaining and developing EFI’s role as a leading uranium exploration, development, mining, milling and production company, developing with the EFI Board and implementing strategic plans for EFI, providing quality leadership to EFI’s staff and ensuring its human resources are properly managed and acting as an entrepreneur and innovator within the context of EFI’s strategic goals.

The position description for the Chair of the EFI Board is set out in EFI’s Governance Manual. The primary role of the Chair is to ensure that the responsibilities of the EFI Board are well understood by both the EFI Board and management, the boundaries between the EFI Board and management are understood and respected and that the EFI Board carries out its responsibilities effectively in accordance with the EFI Board’s mandate. The Chair ensures that the EFI Board functions effectively, chairs meetings of the EFI Board and shareholders and leads the EFI Board in monitoring and evaluating the performance of the CEO.

A2

The EFI Board has not developed written position descriptions for the Chair of each committee. The primary responsibilities of the Chair of each committee are to lead the committee in undertaking the duties and responsibilities that the committee is charged with by the EFI Board; ensure that committee members receive all necessary information in a timely fashion; ensure that the committee has adequate access to all members of Management; set agendas for and chair committee meetings; lead the committee in an annual review of its performance; and ensure the committee comprises members with the requisite skill, experience and training.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on EFI and its management and are fully briefed by senior management on the corporate organization and key current issues. The information package also includes copies of all of EFI’s adopted codes and policies. Visits to key operations may also be arranged for new directors.

Although EFI does not provide formal training programs for its directors, the EFI Board encourages directors to participate in continuing education programs. One director has successfully completed a director certification program offered by a major Canadian university. In addition, Board members are often provided with notices and other correspondence from counsel and other advisors, which report on developments affecting corporate and securities law matters and governance generally.

Ethical Business Conduct

The EFI Board has adopted a written code for the directors, officers, and employees of EFI which is contained in EFI’s Governance Manual and in the Employee Code of Conduct (the “Code”) that is provided to each employee. The Code sets out in detail the core values and the principles by which EFI is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws, rules and regulations and Corporation policies and procedures; confidential information; public disclosures; and protection and proper use of company assets. Under the Code and applicable law, any director or officer who has a material interest in a transaction or agreement is required to disclose his or her interest and refrain from voting or participating in any decision relating to the transaction or agreement.

The management of EFI is committed to fostering and maintaining a culture of high ethical standards and compliance that ensures a work environment that encourages employees to raise concerns to the attention of management and that promptly addresses any employee compliance concerns. EFI will maintain appropriate records evidencing compliance with the Code. It is ultimately the EFI Board’s responsibility for monitoring compliance with the Code. The EFI Board will review the Code periodically and review management’s monitoring of compliance with the Code, and if necessary, consult with members of EFI’s senior management team and Audit Committee, as appropriate, to resolve any reported violations of EFI’s Code.

Nomination of Directors

During the financial year ended September 30, 2012, the Governance, Nominating and Compensation Committee, which is comprised entirely of independent directors, was responsible for proposing new candidates for Board nomination. The Committee will periodically assess the skill sets of current directors and will recommend desired background and qualifications for director nominees, taking into account the needs of the EFI Board at the time. The Committee will address issues such as director representation in terms of expertise and experience, EFI Board size, succession planning, and effectiveness of the EFI Board.

A3

Majority Voting Policy

On January 25, 2013, the EFI Board adopted a majority voting policy. Pursuant to the majority voting policy, forms of proxy for meetings of the shareholders of the Corporation at which directors are to be elected provide the option of voting in favour, or withholding from voting, for each individual nominee to the EFI Board. If, with respect to any particular nominee, the number of shares withheld from voting exceeds the number of shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders, and such nominee is expected to submit his or her resignation to the EFI Board, to take effect on acceptance by the EFI Board. The Governance, Nominating and Compensation Committee will review any such resignation and make a recommendation to the EFI Board regarding whether or not such resignation should be accepted. The EFI Board will determine whether to accept the resignation within 90 days following the shareholders’ meeting. If the resignation is accepted, subject to any corporate law restrictions, the EFI Board may (i) leave the resultant vacancy in the EFI Board unfilled until the next annual meeting of shareholders of the Corporation, (ii) fill the vacancy by appointing a director whom the EFI Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee recommended by the EFI Board to fill the vacant position. The majority voting policy applies only in the case of an uncontested shareholders’ meeting.

Compensation

During the financial year ended September 30, 2012, the Governance, Nominating and Compensation Committee was responsible for administering the executive compensation program of EFI. The Committee is comprised of entirely independent directors of EFI to ensure an objective process for determining compensation. Decisions involving senior executive appointments, remuneration reviews and bonus allocations are recommended by the CEO, but are approved by the Governance, Nominating and Compensation Committee.

On an annual basis the Governance, Nominating and Compensation Committee will approve and recommend to the EFI Board compensation policies for EFI generally, including base salary, annual incentives, long-term incentives, executive perquisites, supplemental benefits and equity-based incentive plans. In reviewing such compensation policies, the Governance, Nominating and Compensation Committee may consider the recruitment, development, promotion, retention and compensation of executives and other employees of EFI and any other factors that it deems appropriate.

The Governance, Nominating and Compensation Committee will review the adequacy and form of director compensation annually. In addition, the Governance, Nominating and Compensation Committee will approve and recommend to the EFI Board all forms of compensation to be provided to the CEO and other key executive officers of EFI. In reviewing such compensation for recommendation, the Governance, Nominating and Compensation Committee, among other things, evaluates executive officer achievement against corporate goals and objectives, EFI’s overall performance, shareholder returns, the value of similar incentive awards relative to such targets at comparable companies, awards given in past years, and such other factors as the Governance, Nominating and Compensation Committee deems appropriate and in the best interests of EFI. The Governance, Nominating and Compensation Committee is also responsible for proposing goals for the administration of EFI’s equity-based compensation plans and reviewing their competitiveness and making recommendations regarding the form of compensation for the EFI Board that realistically reflects the responsibilities and risks of these positions.

A4

For information regarding how the EFI Board determines the compensation for EFI’s directors and officers please see “Executive Compensation”.

Other Board Committees

EFI currently has an Audit Committee, a Governance, Nominating and Compensation Committee and an Environment, Health and Safety Committee (“EHS Committee”).

The Governance, Nominating and Compensation Committee is described above.

The Audit Committee oversees the accounting and financial reporting processes of the Corporation and its subsidiaries and all audits and external review of the financial statements of the Corporation, on behalf of the EFI Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Corporation and its subsidiaries. The Audit Committee reviews, on a continuous basis, any reports prepared by the Corporation’s auditors relating to the Corporation’s accounting policies and procedures, as well as internal control procedures and systems. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of such information.

The EHS Committee was established to assist the EFI Board in fulfilling its oversight responsibilities for environmental, health and safety matters. The mandate of the EHS Committee is to oversee the development and implementation of policies and best practices relating to environmental, health and safety issues in order to ensure compliance with applicable laws, regulations and policies in the jurisdictions in which the Corporation carries on business.

Assessments

The EFI Board assesses its members and its committees with respect to effectiveness and contribution on an ongoing basis. This assessment process is informal. If an individual EFI Board member is unable to contribute due to ability, lack of time or commitment, the individual would either resign or not be nominated for re-election.

A5

SCHEDULE B

ENERGY FUELS INC.
2013 AMENDED AND RESTATED STOCK OPTION PLAN

 ARTICLE I
PURPOSE

1.1 PURPOSE

This 2013 Amended and Restated Stock Option Plan is hereby continued as the Corporation’s stock option plan. The purpose of the Plan is to advance the interests of the Corporation and its shareholders by encouraging and enabling employees, directors, officers, and consultants to the Corporation or any of its Affiliates to acquire and maintain a proprietary ownership interest in the Corporation, thereby aligning their interests with those of the Corporation’s stakeholders and strengthening their desire to remain in the employ or service of the Corporation or its Affiliates.

ARTICLE II
 INTERPRETATION

2.1 DEFINITIONS

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

(a)	“Affiliate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

(b)	“Associate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

(c)	“Black Out Period” means the period of time during which the Corporation has imposed trading restrictions on its Insiders;

(d)	“Board” means the board of directors of the Corporation, and includes, to the extent any powers have been delegated to a Committee as provided in Section 3.2, such Committee;

(e)	“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto, Ontario are open for commercial business during normal banking hours;

(f)	“Change in Control” means the happening of any of the following events:

(i)

any transaction at any time and by whatever means pursuant to which (A) the Corporation goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Corporation voting securities immediately prior to such corporate transaction or reorganization or (B) any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation, a wholly-owned Subsidiary of the Corporation, an employee benefit plan of the Corporation or of any of its wholly-owned Subsidiaries, including the trustee of any such plan acting as trustee) hereafter acquires the direct or indirect “beneficial ownership” (as defined by the OBCA) of, or acquires the right to exercise control or direction over, securities of the Corporation representing 50% or more of the Corporation’s then issued and outstanding securities in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

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(ii)	the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a Person other than a wholly-owned Subsidiary of the Corporation;

(iii)

the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more Persons which were wholly- owned Subsidiaries of the Corporation immediately prior to such event;

(iv)

the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly- owned Subsidiary of the Corporation);

(v)

with respect to holders of Options who are employed by a subsidiary of the Corporation, an event set forth in (i), (ii), (iii) or (iv) has occurred with respect to such subsidiary (the “Employing Subsidiary”), in which case the term “Corporation” in those paragraphs will be read to mean “Employing Subsidiary” and the phrase “ wholly-owned Subsidiary(ies)” will be read to mean “ Affiliate(s) or wholly-owned Subsidiary(ies)”; or

(vi)	the Board passes a resolution to the effect that, for the purposes of some or all of the Option Agreements, an event set forth in (i), (ii), (iii), (iv) or (v) above has occurred.

(g)

“Change in Control Price” means the highest price per Common Share paid in any transaction reported on a stock exchange or paid or offered in any bona fide transaction related to a potential or actual Change in Control of the Corporation at any time during the five trading days preceding the Change in Control, as determined by the Board in its sole discretion;

(h)	“Committee” has the meaning set forth in Section 3.2;

(i)	“Common Shares” means the common shares in the capital of the Corporation and any other securities of the Corporation or any Affiliate or any successor that may be so designated by the Committee;

(j)	“Corporation” means Energy Fuels Inc., a corporation incorporated under the laws of the Province of Ontario, and any successor corporation;

(k)	“Consultant” means a Person that:

(i) is engaged to provide services to the Corporation or an Affiliate other than services provided in relation to a distribution of securities of the Corporation or an Affiliate;

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(ii)	provides the services under a written contract with the Corporation or an Affiliate; and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate;

provided that with respect to Consultants who are U.S. Persons, such Consultants shall be granted Options under this Plan only if:

(A)	they are natural persons;

(B)	they provide bona fide services to the Corporation or its majority-owned subsidiaries; and

(C)

such services are not in connection with the offer or sale of securities in a capital- raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities.

(l)	“Date of Grant” means, for any Option, the date on which the Board grants the Option to the Participant, which date shall be set out in the Option Agreement entered into with the Participant;

(m)	“Disabled” or “Disability” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Committee for purposes of this Plan;

(n)	“Eligible Employee” means a current full-time or part-time employee or officer of the Corporation or an Affiliate;

(o)	“Exercise Notice” means a notice in writing, substantially in the form set out in Schedule B, signed by an Optionee and stating the Optionee’s intention to exercise a particular Option;

(p)	“Exercise Price” means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

(q)

“Exercise Period” means the period of time during which an Option granted under this Plan may be exercised (provided however that the Exercise Period may not exceed 10 years from the relevant Date of Grant);

(r)

“Fair Market Value” means, with respect to any Common Share at a particular date, the volume weighted average trading price of the Common Shares on the TSX for the five (5) trading days immediately preceding such date, and for this purpose, the volume weighted average trading price shall be calculated by dividing the total value by the total volume of securities traded for such period;

(s)	“Insider” has the meaning given to that term in the TSX Rules;

(t)	“OBCA” means the Business Corporations Act (Ontario) and the regulations promulgated thereunder, both as amended from time to time;

(u)	“Option” means a right to purchase Common Shares under this Plan;

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(v)

“Option Agreement” means a signed, written agreement between an Optionee and the Corporation, substantially in the form attached as Schedule A, subject to any amendments or additions thereto as may, in the discretion of the Committee, be necessary or advisable, evidencing the terms and conditions on which an Option has been granted under this Plan;

(w)	“Optionee” means a Participant who has been granted one or more Options under this Plan;

(x)	“Participant” means an Eligible Employee, a Consultant or a director of the Corporation or an Affiliate;

(y)

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;`

(z)	“Plan” means this 2013 Amended and Restated Stock Option Plan, as it may be amended from time to time;

(aa)

“Retirement” means retirement from active employment with the Corporation or an Affiliate in accordance with the policies of the Corporation in place from time to time or, with the consent for purposes of the Plan of such officer of the Corporation as may be designated by the Committee, at or after such earlier age and upon the completion of such years of service as the Committee may specify;

(bb)	“Security Based Compensation Arrangement” has the meaning given to that term in the TSX Rules;

(cc)	“Termination Date” means, in the case of a Participant whose employment or term of office or engagement with the Corporation or an Affiliate terminates:

(i)	by reason of the Participant’s death, the date of death; and

(ii)

for any reason whatsoever other than death, the date of the Participant’s last day actively at work for or actively engaged by the Corporation or the Affiliate, as the case may be; and for greater certainty “Termination Date” in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Corporation or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire;

(dd)	“TSX” means the Toronto Stock Exchange; and

(ee)	“TSX Rules” means Part VI of the Company Manual of the Toronto Stock Exchange, as amended from time to time.

(ff)	“U.S. Person” means a U.S. Person as that term is defined in Regulation S of the United States Securities and Exchange Commission.

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2.2 INTERPRETATION

(a)

Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee, as the case may be.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Whenever any payment is to be made or action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on the next following Business Day.

(e)	In this Plan, a Person is considered to be a “Subsidiary” of another Person if:

(i)	it is controlled by,

	(A)	that other, or

	(B)	that other and one or more Persons, each of which is controlled by that other, or

	(C)	two or more Persons, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other’s Subsidiary.

(f)	In this Plan, a Person is considered to be “controlled” by a Person if:

(i)	(A)

voting securities of the first-mentioned Person carrying more than 50% of the votes for the election of directors are held, directly or indirectly, otherwise than by way of security only, by or for the benefit of the other Person; and

	(B)	the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first mentioned Person;

(ii)

in the case where the first-mentioned Person is a partnership that does not have directors, other than a limited partnership, the second mentioned Person holds more than 50% of the interests in the partnership; or

(iii)	in the case where the first-mentioned Person is a limited partnership, the second mentioned Person is the general partner.

(g)	Unless otherwise specified, all references to money amounts are to Canadian currency.

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ARTICLE III
ADMINISTRATION

3.1 ADMINISTRATION

Subject to Section 3.2, this Plan will be administered by the Board, and the Board has sole and complete authority, in its discretion, to:

(a)	determine the Participants to whom grants under the Plan may be made;

(b)	make grants of Options under the Plan in such amounts, to such Participants and, subject to the provisions of this Plan, on such terms and conditions as it determines, including without limitation:

	(i)	the time or times at which Options may be granted;

	(ii)	the conditions under which:

		(A)	Options may be granted to Participants; or

		(B)	Options may be forfeited to the Corporation,

	(iii)	the Exercise Price;

	(iv)	the time or times when each Option vests and becomes exercisable and, subject to Section 4.3, the duration of the Exercise Period; and

	(v)	any acceleration of vesting, or waiver of termination regarding any Option, based on such factors as the Board may determine;

(c)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(d)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Board’s determinations and actions within its authority under this Plan are conclusive and binding on the Corporation and all other persons. The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation or of a Subsidiary as the Board determines.

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3.2 DELEGATION TO COMMITTEE

To the extent permitted by applicable law and the Corporation’s articles, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under the Plan. In connection with such delegation, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive. Notwithstanding any such delegation or any reference to the Committee in this Plan, the Board may also take any action and exercise any powers that the Committee is authorized to take or has power to exercise under this Plan.

3.3 ELIGIBILITY

All Participants are eligible to participate in the Plan, subject to subsections 5.1(b) and 5.2(b) . Eligibility to participate does not confer upon any Participant any right to receive any grant of an Option pursuant to the Plan. The extent to which any Participant is entitled to receive a grant of an Option pursuant to the Plan will be determined in the sole and absolute discretion of the Committee, provided however that the following restrictions shall also apply to this Plan:

(a)

the number of Common Shares issuable to Insiders, at any time, under the Plan together with all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares as of the date of grant; and

(b)

the number of Common Shares issued to Insiders, within any one year period, under the Plan together with all Security Based Compensation Arrangements, shall not exceed 10% of issued and outstanding Common Shares.

3.4 TOTAL COMMON SHARES AVAILABLE

(a)

The aggregate number of Common Shares that may be issued for all purposes pursuant to the Plan shall not exceed the number which represents 10% of the issued and outstanding Common Shares of the Corporation from time to time. Subject to applicable law, the requirements of the TSX or any other stock exchange upon which the Common Shares may then be listed and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

(b)

For purposes of computing the total number of Common Shares available for grant under the Plan, Common Shares subject to any Option (or any portion thereof) that has been exercised, has expired or is forfeited, surrendered, cancelled or otherwise terminated prior to the issuance or transfer of such Common Shares shall again be available for grant under the Plan.

3.5 OPTION AGREEMENTS

All grants of Options under this Plan will be evidenced by Option Agreements. Option Agreements will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Option Agreement to each Optionee pursuant to this Plan.

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3.6 CONDITIONS OF GRANT

Each Participant will, when requested by the Corporation, sign and deliver all such documents relating to the granting of Options or exercise of Options which the Corporation deems necessary or desirable.

3.7 NON-TRANSFERABILITY OF OPTIONS

Subject to Section 5.1, Options granted under this Plan may only be exercised during the lifetime of the Optionee by such Optionee personally. Other than an assignment made to an executor or administrator of a deceased Optionee’s estate, no assignment or transfer of Options, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Options whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Options will terminate and be of no further force or effect. If any Optionee has transferred Options in contravention of this Section 3.7, such Options will terminate and be of no further force or effect.

ARTICLE IV
GRANT OF OPTIONS

4.1 GRANT OF OPTIONS

The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Options to any Participant. Grants of Options will be based on the following criteria: (a) the Participant’s contribution to the management and growth of the Corporation; (b) the number and Exercise Price of Options previously granted to the Participant; (c) the overall aggregate total compensation package provided to the Participant; and (d) any other factors considered relevant by the Board or the Committee.

4.2 EXERCISE PRICE

The Exercise Price will be as determined by the Committee but in any event will be no less than the Fair Market Value of a Common Share on the Date of Grant.

4.3 TERM OF OPTIONS

Subject to any accelerated termination as permitted by the Committee or as otherwise set forth in this Plan, each Option shall expire on such date as determined by the Committee (provided that if such expiry would otherwise be during or immediately after a Black Out Period, then the expiry shall be extended until ten (10) Business Days following the expiration of the Black Out Period); provided that in no event will the Exercise Period of an Option exceed ten (10) years from its Date of Grant.

4.4 VESTING OF OPTIONS

Subject to the terms and conditions in this Plan, the Committee may impose such limitations or conditions on the vesting of any Option as the Committee in its discretion deems appropriate, including limiting the number of Common Shares for which any Option may be exercised during any period as may be specified by the Committee and any such limitations or conditions will be specified in the Option Agreement with respect to such Option.

Once an instalment vests and becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or otherwise as specified herein. Upon vesting, each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares with respect to which it is then exercisable. The Committee has the right to accelerate the date upon which any instalment of any Option vests and becomes exercisable.

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Subject to the provisions of this Plan and any Option Agreement, vested Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

4.5 PAYMENT OF EXERCISE PRICE

The Exercise Notice must be accompanied by payment in full of the Exercise Price in respect of the Common Shares to be purchased. The Exercise Price must be fully paid by cash, certified cheque, bank draft, money order or wire transfer payable to the Corporation. No Common Shares will be issued or transferred until full payment therefor has been received by the Corporation. As soon as practicable after receipt of any Exercise Notice and full payment of the Exercise Price, the Corporation will deliver to the Participant a certificate or certificates representing the acquired Common Shares.

ARTICLE V
TERMINATION OF EMPLOYMENT

5.1 DEATH

If a Participant dies while an employee, officer or director of or Consultant to the Corporation or an Affiliate:

(a)	the executor or administrator of the Participant’s estate may exercise Options of the Participant equal to the number of Options that were exercisable at the Termination Date;

(b)

the right to exercise such Options as noted in subsection 5.1(a) above terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the Exercise Period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Corporation on the Termination Date; and

(c)	such Participant’s eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

5.2 TERMINATION OF EMPLOYMENT OR SERVICES

(a)

Where a Participant’s employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (i) the date that is 90 days after the Termination Date; and (ii) the date on which the Exercise Period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Corporation on the Termination Date.

(b)

The eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Corporation or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date.

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(c)

Unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Corporation or an Affiliate for so long as the Participant continues to be an employee of the Corporation or an Affiliate.

(d)

For the purposes of this Section 5.2, the resignation of a director or the expiry of a director’s term on the Board without re-election (or nomination for election) shall be considered to be a termination of his or her term of office.

5.3 DISCRETION TO PERMIT EXERCISE

Notwithstanding the provisions of Sections 5.1 and 5.2, the Committee may, in its discretion, at any time prior to or following the events contemplated in such Sections, permit the exercise of any or all Options held by an Optionee or permit the acceleration of vesting of any or all Options, all in the manner and on the terms as may be authorized by the Committee, provided that the Committee will not, in any case, authorize the exercise of an Option pursuant to this Article beyond the expiration of the Exercise Period of the particular Option.

ARTICLE VI
CHANGE IN CONTROL

6.1 CHANGE IN CONTROL

Unless otherwise determined by the Committee or the Board at or after the Date of Grant, any Options outstanding immediately prior to the occurrence of a Change in Control, but which are not then exercisable, shall immediately vest and become fully exercisable upon the occurrence of a Change in Control. The Committee or the Board shall have the right to determine, in its discretion, that all outstanding vested Options may be cash settled by the Corporation at the Change in Control Price, less the applicable Exercise Price for such Options, as of the date such Change in Control is determined to have occurred, or as of such other date as the Committee or the Board may determine prior to the Change in Control, if the Optionee elects, in the Optionee’s sole discretion, to dispose of the Option to the Corporation and receive the cash settlement amount in lieu of exercising the Option to acquire the Common Shares. Outstanding Options may only be cash settled by the Corporation, as described above, if the Change in Control Price is higher than the Exercise Price for such outstanding Options. If the Change in Control Price is equal to or lower than the Exercise Price for such outstanding Options, the Committee or the Board may terminate such outstanding Options and such outstanding Options shall be of no further force or effect. Further, the Committee or the Board shall have the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the Change in Control.

ARTICLE VII
SHARE CAPITAL ADJUSTMENTS

7.1 GENERAL

The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Common Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Section would have an adverse effect on this Plan or on any Option granted hereunder.

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7.2 REORGANIZATION OF CORPORATION’S CAPITAL

Should the Corporation effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Options in order to adjust: (a) the number of Common Shares that may be acquired on the exercise of any outstanding Options; and/or (b) the Exercise Price of any outstanding Options in order to preserve proportionately the rights and obligations of the Participants holding such Option, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

7.3 OTHER EVENTS AFFECTING THE CORPORATION

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Common Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Option in order to adjust: (a) the number of Common Shares that may be acquired on the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options in order to preserve proportionately the rights and obligations of the Participants holding such Options, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

7.4 ISSUE BY CORPORATION OF ADDITIONAL SHARES

Except as expressly provided in this Article 7, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to: (a) the number of Common Shares that may be acquired as a result of a grant of Options or upon the exercise of any outstanding Options; or (b) the Exercise Price of any outstanding Options.

7.5 FRACTIONS

No fractional Common Shares will be issued on the exercise of an Option. Accordingly, if, as a result of any adjustment under Section 7.2 or 7.3, an Optionee would become entitled to a fractional Common Share, the Optionee has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares which shall be disregarded.

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ARTICLE VIII
MISCELLANEOUS PROVISIONS

8.1 LEGAL REQUIREMENT

The Corporation is not obligated to grant any Options, issue any Common Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by an Optionee, or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any stock exchange upon which the Common Shares may then be listed.

8.2 PARTICIPANTS’ ENTITLEMENT

Except as otherwise provided in this Plan, Options (whether or not exercisable) previously granted under this Plan are not affected by any change in the relationship between, or ownership of, the Corporation and an Affiliate. For greater certainty, all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an Affiliate ceases to be an Affiliate.

8.3 TAXES

(a)

Each Optionee (or their beneficiaries) shall be responsible for all taxes with respect to any Options granted to such Optionee under this Plan, whether as a result of the grant or exercise of Options or otherwise. The Corporation makes no guarantee to any person regarding the tax treatment of Options or payments made under this Plan and none of the Corporation, its Affiliates or any of their respective employees or representatives shall have any liability to any Optionee with respect thereto.

(b)

To the extent required under applicable law, the Corporation shall be entitled to take all reasonable and necessary steps, or obtain all reasonable or necessary indemnities, assurances, payments or undertakings, to the sole satisfaction of the Corporation, to satisfy any tax remittance obligations of the Corporation or any Affiliate to any taxing authorities arising in respect of any exercise of any Options and the President of the Corporation shall be appointed as the attorney- in-fact for any Optionee under this Plan to take all such reasonable and necessary steps or Common Share sales. Without limiting the generality of the foregoing, the Committee may require:

(i)

that an Optionee pay to the Corporation, in addition to and in the same manner as the Exercise Price, or as the Committee may determine, such amount as the Corporation or an Affiliate is obliged to remit to the relevant taxing authority in respect of the exercise of the Option;

(ii)

the issuance of Common Shares by the Corporation upon exercise of the Options to an agent on behalf of the Optionee, with such agent being authorized to sell in the market, on behalf of the Optionee, on such terms and at such time or times as the Corporation determines, a portion of the Common Shares issued with any cash proceeds realized on such sale to be remitted to and used by the Corporation or the Affiliate to satisfy the required remittances; or

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(iii)	other arrangements acceptable to the Corporation or the Affiliate to fund the required remittances.

Any such additional payment is due no later than the date on which any amount with respect to the exercised Option is required to be remitted to the relevant tax authority by the Corporation or an Affiliate, as the case may be.

8.4 RIGHTS OF PARTICIPANT

No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan) and the granting of any Option is not to be construed as giving a Participant a right to remain as an employee, consultant or director of the Corporation or an Affiliate. No Optionee has any rights as a shareholder of the Corporation in respect of Common Shares issuable on the exercise of any Option until the allotment and issuance to such Optionee of certificates representing such Common Shares.

8.5 TERMINATION

The Board may terminate the Plan in its discretion. After such termination, no further Options may be granted hereunder, but the Plan shall be deemed to continue to be effective with respect to those Options granted prior to such date.

8.6 AMENDMENT

(a)

Subject to the TSX Rules and the rules and policies of any other stock exchange on which the Common Shares are listed and applicable law, the Board may, without notice or shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

	(i)	making any amendments to the general vesting provisions of each Option;

(ii)

making any amendments to the general term of each Option provided that no Option held by an Insider may be extended beyond its original expiry date and no Option may be exercised after the tenth (10th) anniversary of the Date of Grant;

	(iii)	making any amendments to the provisions set out in ARTICLE V;

	(iv)	making any amendments to add covenants of the Corporation for the protection of Participants;

(v)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

	(vi)	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

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(b)	Subject to Section 6.1, the Board shall not alter or impair any rights or increase any obligations with respect to an Option previously granted under the Plan without the consent of the Participant.

(c)	Notwithstanding any other provision of this Plan, none of the following amendments shall be made to this Plan without approval of the TSX and the approval of shareholders:

	(i)	amendments to the Plan which would increase the number of Common Shares issuable under the Plan;

	(ii)	amendments to the Plan which would increase the number of Common Shares issuable to Insiders;

	(iii)	amendments that would extend the Exercise Period of any Options held by Insiders beyond the Exercise Period;

	(iv)	amendments that would reduce the Exercise Price of any Options held by Insiders;

	(v)	the addition of any form of financial assistance to a Participant; and

	(vi)	any changes or amendments to Section 8.5 that would entitle the Board to amend this Plan without shareholder approval.

8.7 INDEMNIFICATION

Every member of the Board will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such member may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the member, otherwise than by the Corporation, for or in respect of any act done or omitted by the member in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein.

8.8 PARTICIPATION IN THE PLAN

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Common Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

8.9 EFFECTIVE DATE AND APPROVALS

This Plan becomes effective on January 25, 2013 and applies to all Options granted on and after that date. The Plan shall be subject to such future approvals of the shareholders of the Corporation and of the TSX as may be required under the TSX Rules from time to time and applicable law.

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8.10 GOVERNING LAW

This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

TOR01: 5092095: v4

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SCHEDULE A

ENERGY FUELS INC.
2013 AMENDED AND RESTATED STOCK OPTION PLAN

Form of Option Agreement

Energy Fuels Inc. (the “Corporation”) hereby grants the following Option(s) to the Participant named below (herein the “Recipient”), in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the Energy Fuels Inc. 2013 Amended and Restated Stock Option Plan (the “Plan”) of the Corporation:

Name of Recipient:  ________________________________________________________________

Date of Grant: ____________________________________________________________________

Total Number of Common Shares Subject to Option: ________________________________________

Exercise Price of Options: _____________________________________________________________

Expiry Date: _______________________________________________________________________

Additional terms applicable to such Option: _______________________________________________

1.

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Option Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan. Except where the terms and provisions of this Option Agreement specifically state that they supersede the terms or provisions of the Plan, in the event of a conflict between any term or provision contained herein and a term or provision of the Plan, all applicable terms and provisions of the Plan will govern and prevail.

2.	Subject to any acceleration in vesting as provided in the Plan or as otherwise determined in this Option, each Option shall vest and be exercisable as follows:

%	When Exercisable

3.	In no event is the Option granted hereunder exercisable after the expiration of the relevant Exercise Period.

4.

No fractional Common Shares will be issued pursuant to an Option granted hereunder. If, as a result of any adjustment to the number of Common Shares issuable pursuant to an Option granted hereunder pursuant to the Plan, the Recipient would be entitled to receive a fractional Common Share, the Recipient has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded.

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5.

Nothing in the Plan or in this Option Agreement will affect the Corporation’s right, or that of an Affiliate, to terminate the employment or term of office or engagement of a Recipient at any time for any reason whatsoever. Upon such termination, a Recipient’s rights to exercise Options will be subject to restrictions and time limits, complete details of which are set out in the Plan.

6.

Each notice relating to the Option, including the exercise of any Option, must be in writing. All notices to the Corporation must be delivered personally or by prepaid registered mail and must be addressed to the Corporate Secretary of the Corporation. All notices to the Recipient will be addressed to the principal address of the Recipient on file with the Corporation. Either the Corporation or the Recipient may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing. Any notice given by either the Recipient or the Corporation is not binding on the recipient thereof until received.

7.

Options may be exercised, in whole or in part, by delivery of one or more notices of exercise substantially in the form attached as Schedule B to the Plan, accompanied by payment in full of the purchase price of the shares then purchased by way of certified cheque, bank draft, money order or wire transfer in favour of the Corporation. Each such notice shall constitute the Recipient’s acknowledgement of and undertaking to comply to the satisfaction of the Corporation and its counsel with all applicable requirements of any stock exchange upon which any securities of the Corporation may from time to time be listed and of any applicable regulatory authority.

8.

Subject to Section 5.1 of the Plan, any Option granted pursuant to this Option Agreement may only be exercised during the lifetime of the Recipient by the Recipient personally and no assignment or transfer of an Option, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Option whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the Option granted hereunder terminates and is of no further force or effect. Complete details of this restriction are set out in the Plan.

9.	The Recipient hereby acknowledges and agrees that:

(a)

any rule, regulation or determination, including the interpretation by the Board of the Plan, with respect to the Option granted hereunder and, if applicable, its exercise, is final and conclusive for all purposes and binding on all persons including the Corporation and the Recipient;

(b)	the grant of the Option does not affect in any way the right of the Corporation or any Affiliate to terminate the employment of the Recipient; and

(c)	the participation of the Recipient in the Plan is entirely voluntary.

10.

It is understood and agreed that all Common Shares issued upon exercise of Options granted to U. S. Persons (“U.S. Optioned Shares”) are deemed to be “restricted securities” as defined in Rule 144 of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Resales of U.S. Optioned Shares must be in compliance with the registration requirements of the U. S. Securities Act and all applicable state securities laws or exemptions from such requirements. Until such time as is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing U.S. Optioned Shares shall bear, on the face of such certificate, and be subject to the terms and conditions of, the following restrictive legend:

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“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN THE UNITED STATES (1) TO A PERSON THE SELLER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, (2) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT OR (3) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, IN THE CASE OF (C)(2) AND (C)(3), THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER TO THE EFFECT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.”

provided, that if the U.S. Optioned Shares are being sold outside the United States in compliance with the requirements of Regulation S under the U.S. Securities Act at a time when the Corporation is a “foreign issuer” as defined in Regulation S at the time of sale, the U.S. legend set forth above may be removed by providing an executed declaration to the registrar and transfer agent of the Corporation, in the form included as Annex B to the Notice of Exercise of Option attached as Schedule B to the Plan, or in such other form as the Corporation may prescribe from time to time and, if requested by the Corporation or its transfer agent, an opinion of counsel of recognized standing, in form and substance satisfactory to the Corporation and the transfer agent, to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and

provided, further, that, if the U.S. Optioned Shares are being sold otherwise than in accordance with Regulation S and other than to the Corporation, the legend may be removed by delivery to the Corporation and its transfer agent of an opinion of counsel of recognized standing, in form and substance satisfactory to the Corporation and the transfer agent, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

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11.	This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ENERGY FUELS INC.

By:
__________________________________
Authorized Signatory

I have read the foregoing Option Agreement and hereby accept the Option in accordance with and subject to the terms and conditions of such Option Agreement and the Plan. I understand that I may review the complete text of the Plan by contacting the Corporate Secretary of the Corporation. I agree to be bound by the terms and conditions of the Plan governing the Option.

___________________________________	___________________________________
Date Accepted	Recipient’s Signature

___________________________________
Recipient’s Name
(Please Print)

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SCHEDULE B

ENERGY FUELS INC.
2013 AMENDED AND RESTATED STOCK OPTION PLAN

Notice of Exercise of Option

Pursuant to the terms of the Option Agreement dated _____________________________between Energy Fuels Inc. (the “Corporation”) and me, I hereby exercise my option to purchase ______________Common Shares (“Shares”) of the Corporation, at the Exercise Price (as defined in the Option Agreement) of Cdn$___________ per Share.

Enclosed herewith is a certified cheque, bank draft, money order or wire transfer in the amount of Cdn$_____________payable to the Corporation in full payment of the purchase price for such Shares.

Please cause any Shares purchased hereby to be issued in ______________certificate(s) of Shares each, registered as follows:

Name:      __________________________________________
Address: __________________________________________

I understand that the certificate(s) for any Shares issuable to me pursuant to this Notice will be forwarded to me by the Corporation’s Transfer Agent by registered mail.

     As the undersigned Optionee:

     (A) I hereby represent and warrant that: (1) I have been furnished with a copy of the Plan and all information which I deem necessary to evaluate the merits and risks of the purchase of the Shares and I have sufficient financial resources to be able to bear the risk of an investment in the Shares; (2) I have had the opportunity to ask questions and receive answers concerning the information received about the Shares and the Corporation; (3) I have been given the opportunity to obtain any additional information I deem necessary to verify the accuracy of any information obtained concerning the Shares and the Corporation; and (4) either (a) I am not (i) a U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)), (ii) acting for the account or benefit of a U.S. Person or (iii) delivering this Notice of Exercise from the United States or (b) I make the representations set forth in item (B) below.

     (B) (1) I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the purchase of the Shares; (2) I have sufficient financial resources to be able to bear the risk of the investment in the Shares; (3) I am acquiring the Shares for investment purposes only and without a current intention of reselling or redistributing the same upon the occurrence or nonoccurrence of a predetermined event and understand that the Shares being issued have not been, and may not ever be, registered under the U.S. Securities Act and, therefore, cannot be sold unless subsequently registered under the U.S. Securities Act or an exemption from registration is available; (4) I have either spoken or met with, or been given reasonable opportunity to speak with or meet with, representatives of the Corporation for the purpose of asking questions of, and receiving answers and information from,

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such representatives concerning my investment in the Shares; (5) I understand that the Shares are “restricted securities” as defined in Rule 144 under the U.S. Securities Act and that if I decide to offer, sell or otherwise transfer any of the Shares, such Shares may be offered, sold or otherwise transferred only, (a) to the Corporation, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with the applicable securities laws of any state or other jurisdiction, (c) in the United States (1) to a person I reasonably believe to be a “qualified institutional buyer” in compliance with Rule 144A under the U.S. Securities Act, (2) pursuant to an exemption from registration provided by Rule 144 under the U.S. Securities Act or (3) pursuant to any other available exemption from the registration requirements of the U.S. Securities Act, in each case, in compliance with applicable securities laws of any state or other jurisdiction and, in the case of (c)(2) and (c)(3), I have furnished to the Corporation an opinion from counsel of recognized standing reasonably satisfactory to the Corporation prior to such offer, sale or transfer to the effect that such transaction does not require registration under the U.S. Securities Act or applicable state securities laws, or (d) pursuant to an effective registration statement under the U.S. Securities Act and the applicable securities laws of any state or other jurisdiction; (6) I understand that the Corporation has no obligation to me to register the Shares with the U.S. Securities and Exchange Commission and has not represented to me that it will register the Shares; and (7) I understand and acknowledge that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear the legend set forth in Annex A hereto; provided, that if Shares are being sold under paragraph (5)(b) above and the Corporation is a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act at the time of sale, any such legend may be removed by providing a declaration to Canadian Stock Transfer Company Inc., the administrative agent of CIBC Mellon Trust Company, as registrar and transfer agent for the Shares, to the effect set forth in Annex B hereto (or as the Corporation otherwise may prescribe from time to time) and such other documentation as the Corporation or its transfer agent may prescribe, including, but not limited to, an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation and its transfer agent, to the effect that the sale of the Shares is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and provided, further, that, if any Shares are being sold otherwise than in accordance with Regulation S and other than to the Corporation, the legend may be removed by delivery to Canadian Stock Transfer Company Inc., the administrative agent of CIBC Mellon Trust Company, as registrar and transfer agent for the Shares, and the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

     (C) I understand that the Corporation will rely upon the representations set forth herein to claim appropriate exemptions under the U.S. Securities Act.

_____________________________	_____________________________
Date	Participant’s Signature

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Annex A

FORM OF U.S. LEGEND

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN THE UNITED STATES (1) TO A PERSON THE SELLER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, (2) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT OR (3) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, IN THE CASE OF (C)(2) AND (C)(3), THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER TO THE EFFECT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.”

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Annex B

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO:	Energy Fuels Inc.

AND TO:	Canadian Stock Transfer Company, Inc.,
as registrar and transfer agent for the Shares of Energy Fuels Inc.

     The undersigned (A) acknowledges that the sale of the Shares of Energy Fuels Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of a “distributor”, (2) the offer of such Shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such Shares, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the Shares are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such Shares sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S.

Dated: _____________________________	___________________________
Name of Seller

By: _________________________
Name:
Title:

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SCHEDULE C

     SHARE CONSOLIDATION RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF ENERGY FUELS INC.
(the “Corporation”)

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The Corporation is hereby authorized to amend its articles of incorporation to provide that:

(a)

the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation (“Common Shares”) on the basis of one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares;

(b)

in the event that the consolidation would otherwise result in the issuance of a fractional Common Share, no fractional Common Share shall be issued and such fraction will be rounded down to the nearest whole number; and

(c)

the effective date and time of such consolidation shall be the date and time shown in the articles of amendment and certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date and time indicated in the articles of amendment provided that, in any event, such date shall be prior to the next annual meeting of Shareholders.

2.

Any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date and time of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

3.

Notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the Shareholders of the Corporation, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

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